Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business/Financial Editors:
     OPTI Canada Announces Third Quarter 2008 Results

     TSX: OPC

     CALGARY, Oct. 28 /CNW/ - OPTI Canada Inc. (OPTI) announced today the
Company's financial and operating results for the third quarter ended
September 30, 2008.
     The Long Lake Project (the Project) will be the first commercial application of OPTI's proprietary integrated OrCrude(TM) process. This unique upgrading process, which combines proven refinery components configured in a novel way, is designed to produce a high quality, sweet synthetic crude
(PSC(TM)) with the lowest operating costs in the industry. Upon achieving full design capacity, the Project is expected to produce approximately 60,000 barrels per day (bbl/d) of PSC(TM) (30,000 net to OPTI) for over 40 years.
OPTI is also advancing its future growth via a multi-stage expansion strategy to reach 180,000 bbl/d of PSC(TM) production capacity net to OPTI.
     Key recent developments include:

     <<
     -   Continued ramp-up of SAGD production. With steam capacity and reliability improving, demonstrated production capacity in October has been as high as 19,000 bbl/d with average production volumes in the first half of October of 15,200 bbl/d;
     -   Continued preparation of the Upgrader for operations with final testing ongoing in preparation for production of first PSC(TM); and
     -   Finalized plans, in conjunction with our joint venture partner, Nexen
         Inc., to defer sanctioning of Phase 2 while continuing to advance planning and engineering in order to be in a position to sanction
         Phase 2 at the end of 2009.
     >>

     "SAGD production volumes continue to increase and we are in the final stages of testing our Upgrader," said Sid Dykstra, OPTI's President and Chief
Executive Officer. "Despite current financial market volatility, OPTI is well positioned with a 60,000 barrel a day project in the process of start-up. We continue to work towards the development of future phases, but believe it is prudent to manage capital costs through 2009 and defer Phase 2 sanctioning until we are in a more stable economic environment, receive regulatory approval for the SAGD portion of the project and have more clarity on carbon dioxide regulations."

     <<
     FINANCIAL SUMMARY

     -------------------------------------------------------------------------
                                       Three months  Nine months         Year
                                        ended Sept.  ended Sept.   ended Dec.
     In millions                           30, 2008     30, 2008     31, 2007
     -------------------------------------------------------------------------
     Earnings (loss)                        $     3      $    (7)     $     9
     Total oil sands expenditures(1)            148          577          961
     Working capital(2)                         nil          nil          271
     Shareholders' equity                   $ 1,804      $ 1,804      $ 1,816
     Common shares outstanding (basic)      195.9(3)     195.9(3)       195.4
     -------------------------------------------------------------------------
     Notes:
     (1) Capital expenditures related to Phase 1 and future phase development.
         Capitalized interest, hedging gains/losses and non-cash additions or charges are excluded.
     (2) Includes current portion of interest reserve account and amounts due in June 2009 in relation to our $150 million revolving debt facility.
     (3) Common shares outstanding at September 30, 2008 after giving effect to the exercise of common share options and common share warrants, would be approximately 209.0 million common shares.
     >>

     OVERVIEW

     We are a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day (bbl/d) of steam assisted gravity drainage
(SAGD) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas.
The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC(TM)) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC(TM) to sell at a price similar to West Texas Intermediate (WTI)
crude oil.

     <<
     Project Status
     --------------
     >>

     Commissioning and final pre-operational testing of the Upgrader continued
through the third quarter. The air separation unit is operational, supplying combustion air, liquid oxygen and nitrogen to support the gasifier test firing. The distillation units within the OrCrude(TM) unit are operating, supplying vacuum residue for the testing of the gasifier with the remainder of the unit ready for start-up. The hydrocracker is now charged with hydrocarbon feed and is circulating in preparation for catalyst conditioning and operation. The two gasifier trains required for start-up were test fired with vacuum residue feed in September. The test firing identified issues with a number of automated isolation valves and burners. The burners have been changed out, the valves and actuators have been repaired or replaced, and test firing of one train has resumed. Once test firing is completed on the two trains, the hydrocracker and sulphur units will be started and we expect first production of PSC(TM) to commence shortly thereafter.
     We have resolved surface facility and minor operational issues that challenged our SAGD production in the third quarter, including a three day power outage and required repairs of a field emulsion pipeline in September.
As a result of these issues, average September production volumes were approximately 11,400 bbl/d.
     With increased reliability in surface facilities, bitumen production volumes in the first half of October rose to an average of 15,200 bbl/d, reaching as high as 19,000 bbl/d. A total of 45 well pairs are on SAGD production, with the remainder of the well pairs still circulating steam or waiting to be steamed as steam volumes increase. Based on the volume of steam we have been able to inject, reservoir performance has been consistent with our expectations. Although early in the process, the well pairs that have been turned over to SAGD operation and are producing bitumen have had a combined steam oil ratio (SOR) of about 4.0. Approximately one quarter of these wells are already at or below our long-term SOR expectation of 3.0. Approximately 10 percent of the wells converted to SAGD production have achieved targeted bitumen production rates. The combination of current SAGD production levels and externally sourced bitumen is expected to be sufficient for start-up of the Upgrader. We anticipate that by year-end 2008 we will be producing approximately 25,000 bbl/d of bitumen and expect to ramp up to full design rates of 72,000 bbl/d (36,000 bbl/d net to OPTI), upgraded into 58,500 bbl/d of PSC(TM), in early 2010.
     Construction cost centres for SAGD and Upgrader have been closed since
March 2008. Three cost centres remain on Phase 1 of the Long Lake Project:
Upgrader start-up, the steam expansion project, and the ash processing unit.
Start-up activities on the Upgrader have taken longer than expected and, as a result, these costs from April 1, 2008 through Upgrader start-up are now expected to be approximately $285 million versus our March estimate of
$165 million. Construction of the steam expansion project is ongoing with expected mechanical completion by year-end. Upon an evaluation of recent trends it has been estimated that the cost to complete this project, which began construction in 2006, has increased from an overall cost of $395 million to $550 million. The primary reasons for the increases are higher than estimated field labour costs and increased schedule duration. Construction on the ash processing unit has been temporarily halted to allow for a safe
Upgrader start-up.

     <<
     Advancing Future Phases
     -----------------------
     >>

     OPTI has sufficient bitumen resources to develop six phases and reach production volumes of approximately 180,000 bbl/d of PSC(TM) net to OPTI. We and Nexen Inc., our 50/50 joint venture partner, have agreed to defer sanctioning of Phase 2 but to continue to advance up-front engineering and planning in order to be in a position to sanction towards the end of 2009. The decision to defer Phase 2 is based on a combination of the following factors:
uncertain financial markets, an escalating capital cost environment, pending regulatory approval for the SAGD portion of the project and lack of clarity on carbon dioxide (CO(2)) regulations. The additional time is expected to allow us to increase the level of execution preparation and planning in advance of a sanctioning decision.

     <<
     Executive Appointment
     ---------------------
     >>

     OPTI also announced today the appointment of Joe Bradford to the newly created role of General Counsel and Corporate Secretary. In this capacity, Mr.
Bradford will have overall responsibilities for OPTI's government and regulatory affairs, legal services and business agreements.
     Mr. Bradford brings to OPTI a diverse background in project management, regulatory and corporate law with extensive experience in the regulatory approvals processes for the electrical power industry. Prior to joining OPTI,
Mr. Bradford held a number of senior management positions including Senior
Vice President, Commercial and Legal with Advanced Biodiesel Group and Vice
President, Regulatory and Legal at Electricity Supply Board International
(Alberta), Alberta's first independent electrical transmission administrator.
Additionally, he was a board member of Veridian Corporation, one of Ontario's largest distributors of electricity and has consulted to the United Horsemen of Alberta. Mr. Bradford holds a L.L.B. from Queen's University and a B.A.
(Hons.) from St. Francis Xavier University and a Queen's Commission from the
Canadian School of Infantry. He is a member of the Law Society of Alberta and the Law Society of Upper Canada.

     CAPITAL EXPENDITURES

     Our financial condition to date has been affected primarily by capital expenditures in connection with the construction and commissioning of the
Project, related financings and the development of future phases. The table below identifies expenditures incurred by us in the referenced periods for the
Project.

     <<
     -------------------------------------------------------------------------
                                       Three months  Nine months         Year
                                        ended Sept.  ended Sept.   ended Dec.
     In millions                           30, 2008     30, 2008     31, 2007
     -------------------------------------------------------------------------
     Long Lake Project - Phase 1
       Upgrader                             $    64      $   242      $   529
       SAGD                                      54          152          282
       Sustaining capital and capitalized
        operations                               20           81           54
     -------------------------------------------------------------------------
     Total Long Lake Project                    138          475          865
     Other oil sands activities                  10          102           96
     -------------------------------------------------------------------------
     Total oil sands expenditures               148          577          961
     Capitalized interest                        45          124          130
     Other capital expenditures                   -           10           17
     -------------------------------------------------------------------------
     Total cash expenditures                    193          711        1,108
     Non-cash capital charges                    22           63         (212)
     -------------------------------------------------------------------------
     Total capital expenditures             $   215      $   774      $   896
     -------------------------------------------------------------------------
     >>

     During the three months ended September 30, 2008 we incurred capital expenditures of $215 million. Phase 1 expenditures of $138 million were primarily related to commissioning of the Upgrader and ongoing construction of the steam expansion project. Sustaining capital in the third quarter related primarily to the installation of electric submersible pumps on some of our wells and engineering for future Phase 1 well pads. We plan to capitalize net operations for SAGD until the commencement of operations of the Upgrader.
During the third quarter, our share of the net SAGD operations was a net cost of $5 million. The SAGD operating results during the quarter were comprised of
Premium Synthetic Heavy (PSH) sales of $120 million, power sales of
$6 million, operating costs of $38 million, diluent and feedstock volumes consumed of $90 million and transportation costs of $3 million. These operating results are consistent with our expectations for early SAGD commercial operations at these volumes.
     The expenditures of $10 million for other oil sands activities during the period related to engineering costs and evaluation of our 2007/08 winter drilling program for future phases. The $22 million of non-cash capital charges related primarily to a $73 million capitalized translation loss with respect to the re-measurement of our U.S. dollar denominated long-term debt and cash and a charge of $4 million for capitalized future taxes, offset by an unrealized hedging gain of $55 million related to the cross currency interest rate swap.
     While preparation of the 2009 capital budget is ongoing and will be completed later this year, we currently anticipate a level of spending next year in the $200 million range for our share. The main components of the 2009 budget are expected to include activities to support current operations and advance future phases. More specifically the expenditures will include facility maintenance, ongoing SAGD development to sustain production, engineering and planning for Phase 2, and core hole drilling.

     <<
     RESULTS OF OPERATIONS

     Three months and nine months ended September 30, 2008
     -----------------------------------------------------

     -------------------------------------------------------------------------
                          Three months Three months  Nine months  Nine months
                           ended Sept.  ended Sept.  ended Sept.  ended Sept.
     In millions              30, 2008     30, 2007     30, 2008     30, 2007
     -------------------------------------------------------------------------
     Interest income           $   0.8      $   3.0      $   4.2      $  10.6
     General and administrative    3.7          3.3         12.0          9.7
     Financing charges             nil         10.7          0.9         11.5
     Gain (loss) on commodity
      contracts                    8.4         (1.5)         3.0         (3.3)
     Amortization and accretion    1.1          0.4          2.9          1.1
     -------------------------------------------------------------------------
     >>

     (x) Interest Income

     For the three months ended September 30, 2008 interest income decreased to $0.8 million from $3.0 million in the corresponding period of 2007. For the nine months ended September 30, 2008 interest income decreased to $4.2 million from $10.6 million in the corresponding period of 2007. For the three and nine months ended September 30, 2008, the decrease was due to a decline in average cash and cash equivalent balances as well as lower interest rates on investments.

     (x) General and Administrative Expenses

     For the three months ended September 30, 2008, General and Administrative
(G&A) expenses increased to $3.7 million from $3.3 million in the corresponding period in 2007. For the nine months ended September 30, 2008,
G&A expenses increased to $12.0 million from $9.7 million in the corresponding period in 2007. The increase for the three and nine month periods is due to higher levels of corporate staffing, and in the first quarter of 2008, to one-time incremental costs associated with registration of our senior secured notes.

     (x) Financing Charges

     For three months ended September 30, 2008 financing charges were nil compared to $10.7 million in the corresponding periods in 2007. For the nine months ended September 30, 2008, financing charges were $0.9 million compared to $11.5 million in the corresponding periods in 2007. Financing charges relate to the new $150 million revolving debt facility established in June
2008 and to the issuance of senior secured notes in 2007.

     (x) Loss on Commodity Contracts

     For the three months ended September 30, 2008, we had a gain of
$8.4 million compared to a loss of $1.5 million in the corresponding period in
2007. For the nine months ended September 30, 2008, we had a gain of
$3.0 million compared to a loss of $3.3 million in the corresponding period in
2007. The gain in 2008 was due to an increase in the fair value of our commodity contracts resulting from a decrease in the forward price of WTI at
September 30, 2008, compared to the beginning of the period. During the quarter, spot prices for WTI decreased from approximately $140 per barrel at the beginning of the quarter to approximately $100 per barrel at the end of the quarter. The majority of the gain was unrealized. On October 17, 2008 the
Company entered into a swap transaction for 500 barrels a day of 2009 production WTI at US$77 per barrel.

     (x) Amortization and Accretion Expenses

     For the three months ended September 30, 2008 amortization and accretion expenses were $1.1 million compared to $0.4 million in the same period in
2007. For the nine months ended September 30, 2008 amortization and accretion expenses were $2.9 million compared with $1.1 million in the same period in
2007. For the three and nine months ended September 30, 2008, the expense was primarily related to the amortization of corporate assets.

     (x) Cross Currency Swaps and Foreign Exchange Contracts

     OPTI is exposed to foreign exchange rate risk on our U.S. dollar denominated debt. To partially mitigate this exposure, we had entered into
US$875 million of cross currency interest rate swaps to manage our exposure to repayment and interest payments risk on our U.S. dollar denominated long-term debt. In addition, we had entered into a US$200 million forward contract to buy U.S. dollars and sell Canadian dollars at an initial rate of CDN$0.98 to
US$1.00.

     The fair value adjustment for each of these contracts at the end of each period is capitalized to property plant and equipment as the underlying debt instrument is used to fund development of our major projects. The value of the swaps and the forward contract increased during the period primarily due to a weakening Canadian dollar as compared to the U.S. dollar. During the three months ended September 30, 2008, we had an unrealized gain in relation to the cross currency swaps of $55.4 million and a realized gain of $4 million in relation to the forward contracts. The period end value of the cross currency swaps is a liability of $0.2 million and the period end value of the exchange rate forwards is an asset of $6 million. Through the end of the third quarter, we have realized a cumulative gain of $8 million with respect to the forward contract and, at the end of September, this contract had a rate of CDN$1.03 to
US$1.00.
     In October 2008, OPTI unwound its cross currency swaps and its
US$200 million forward contract and entered into new forward contracts for a notional US$800 million. The unwinding of the cross currency swaps and forward contracts resulted in a realized pre-tax gain of approximately
CDN$110 million. The new forward contracts, which are the only remaining contracts related to interest and foreign exchange, provide for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately
CDN$1.17 to US$1.00 with an expiry in April 2010. In respect of our U.S.
dollar denominated debt, we believe that this new forward provides protection against a decline in the value of the Canadian dollar below CDN$1.17 to
US$1.00 on a portion of our debt.
     <<
     Summary Financial Information

     -------------------------------------------------------------------------
     In millions
     except
     per share                2008                    2007               2006
     amounts       Q3      Q2      Q1      Q4      Q3      Q2      Q1      Q4
     -------------------------------------------------------------------------
     Interest
      income   $    1  $    1  $    2  $    3  $    3  $    2  $    5  $    4
     Net
      earnings
      (loss)        3      (8)     (2)      6     (13)     (2)      -     (11)
     Earnings
      (loss)
      per
      share,
      basic
      and
      diluted  $ 0.02  $(0.04) $(0.01) $ 0.03  $(0.07) $(0.01) $    -  $(0.06)
     -------------------------------------------------------------------------
     >>

     Quarterly variations in interest income are primarily the result of the amount of cash and cash equivalents available for investments during the applicable period. The amount of cash and cash equivalents is influenced by the size and nature of financing activities and the level of investing activities during the period. Earnings have been influenced by fluctuating interest income, increasing levels of G&A expenses and fluctuating future tax expense. In the fourth quarter of 2006, we recorded a $15 million increase in the amortization expense related to deferred financing charges, which increased our loss during the period. In the third quarter of 2007, we expensed financing charges of $11 million, which increased our loss during the period. During the fourth quarter of 2007, we had a $9 million recovery of future taxes primarily as a result of a reduction in the applicable federal tax rate that increased our earnings. During the third quarter of 2008 we had earnings of $3 million, primarily due to an unrealized gain of $8 million on our commodity contracts.

     SHARE CAPITAL

     At September 30, 2008 OPTI had 195,929,526 common shares, 7,123,416 common share options, and 5,991,000 common shares issuable pursuant to warrants outstanding. The common share options have a weighted average exercise price of $13.24 per share and the warrants have an exercise price of
$14.75 per share. Based on recent capital market developments and lower common share price for OPTI, we do not expect these warrants to be exercised.
     At September 30, 2008, OPTI's fully diluted shares outstanding were
209,043,942.

     <<
     LIQUIDITY AND CAPITAL RESOURCES

     Liquidity
     ---------
     >>

     During the third quarter of 2008 we funded our capital expenditures and ongoing start-up activities from existing working capital and borrowings under our credit facilities. Operations of the Upgrader are planned to commence in the fourth quarter of 2008. After Upgrader start-up, operating cash flow is expected to fund a portion of our capital expenditures.

     For the three months ended September 30, 2008 cash used by operating activities was $2 million, cash provided by financing activities was
$171 million and cash used in investing activities was $179 million. This resulted in a decrease in cash and cash equivalents during the period of
$8 million. Our long-term debt consists of US$1,750 million of senior secured notes, a $500 million revolving credit facility and a $150 million revolving credit facility. At September 30, 2008, $432 million had been drawn on the
$500 million revolving credit facility and $100 million had been drawn on the
$150 million revolving credit facility. On October 9, 2008, the borrowing on the $150 million facility increased to $140 million. In October 2008, through a series of transactions noted under "Cross Currency Swaps and Forward
Exchange Contracts," OPTI increased its liquidity by approximately
$110 million.

     <<
     Capital Resources
     -----------------
     >>

     At September 30, 2008 our cash resources included cash of $197 million, an interest reserve account of US$71 million, and the undrawn portion of our revolving credit facilities in the amount of $118 million. Our cash and cash equivalents are invested exclusively in money market instruments issued by
Canadian schedule one banks and our interest reserve account is invested exclusively in U.S. Government Treasuries. We expect the interest reserve account, which can only be used to pay interest on the senior secured notes, to be sufficient for interest payments in respect of the notes until December
15, 2008. Our next payment is due June 15, 2009. Approximately $44 million of our accounts payable and accrued liabilities as at September 30, 2008, relates to interest on our senior secured notes that will be funded by the interest reserve account.
     Remaining 2008 expenditures are primarily related to commissioning and start-up costs (C&SU) and payment of accounts payables and accrued liabilities related to the completion of Phase 1 construction. Our share of remaining costs for the C&SU and steam expansion projects in 2008 is expected to be approximately $60 million.
     At October 24, 2008 we have approximately $310 million of cash on hand.
This cash balance includes the cross currency unwind, and the October 2008 borrowing of $40 million on the $150 million revolving credit facility. These resources, along with additional availability on the revolving credit facility, are expected to be sufficient through Upgrader start-up.
     Upon the commencement of operations of the Upgrader we expect to generate positive operating cash flows. Total cash flow from the Project in the fourth quarter of 2008 and early 2009 will be impacted by many factors including, but not limited to, the final cost of the Project, timing of commencement of operations, the rate of ramp-up of the SAGD operation and Upgrader during the start-up phase, as well as oil and natural gas prices.
     Ongoing engineering and planning for Phase 2 and future phase development are expected to require additional debt and or equity over and above operating cash flows. We may require additional funding to maintain ongoing development of future phases in 2009.
     Recent developments in capital markets have restricted access to new debt and equity for many companies. The Company is reviewing its 2009 capital spending requirements with a view to reducing its expenditures. The Company is also reviewing its options for financing its future capital programs in the context of the present financing environment which may include access to additional debt facilities, equity markets or potentially asset sales.
     We have common share warrants outstanding that entitle the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each that expire in November 2008. As stated previously, based on recent capital market developments and lower common share price for OPTI, we do not expect these warrants to be exercised. Effective June 30, 2008 our $202 million of call obligations at an exercise price of $2.20 per share expired without being exercised.

     CONTRACTUAL OBLIGATIONS AND COMMITMENTS

     Commitments for contracts and purchase orders related to project development are $49 million.
     During the three months ended September 30, 2008 our long-term debt increased by $70 million due to borrowings under our $500 million revolving credit facility and the short term portion increased by $100 million due to borrowings on the $150 million revolving credit facility.

     NETBACKS

     We provide a financial outlook in our amended and restated 2007 AIF and our corporate presentation which is an estimate of the netback for our project and provided an update to this outlook in our second quarter MD&A dated July
16, 2008. The netback calculation includes our estimates of revenue, royalties, operating costs and G&A expenses per barrel of product sold, when the Project is at full production capacity.
     This financial outlook is intended to provide investors with a measure of the ability of our Project to generate netbacks assuming full production capacity. The financial outlook may not be suitable for other purposes. The netbacks generated by our Project are expected to be lower than shown in this outlook in the years immediately following start-up due to production ramp-up and an initially higher SOR.
     Effective October 28, 2008, we updated this financial outlook to reflect an update to our estimated operating costs including property taxes and sustaining capital. These revisions are the result of an update to cost assumptions as part of our annual budgeting process. The actual netbacks achieved by the Project could differ materially from these estimates. The material risk factors that we have identified toward achieving these netbacks are as outlined in the Forward Looking Information section of this document and in our amended and restated 2007 AIF.
     The new Phase 1 Future Project Netback calculation is as follows after reflecting the changes below:

     <<
     Estimated Phase 1 Future Project Netbacks(1)

     -------------------------------------------------------------------------
                                   New     Previous          New     Previous
     In CDN$/bbl           Post-payout  Post-payout   Pre-payout   Pre-payout
     -------------------------------------------------------------------------
                                 $/bbl        $/bbl        $/bbl        $/bbl
                                 -----        -----        -----        -----
     Revenue(1),(2)            $ 86.33      $ 91.72      $ 86.33      $ 91.72
     Royalties and G&A(3)        (8.43)      (10.08)       (3.84)       (4.36)
     Operating costs(4)
       Natural gas(5)            (3.90)       (5.89)       (3.90)       (5.89)
       Other variable(6)         (2.76)       (2.78)       (2.76)       (2.78)
       Fixed(7)                 (12.82)       (8.05)      (12.82)       (8.05)
       Property taxes and
        insurance(8)             (3.55)       (2.59)       (3.55)       (2.59)
     -------------------------------------------------------------------------
     Netback                   $ 54.87      $ 62.33      $ 59.46      $ 68.05
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Notes:
     (1) The per barrel amounts are based on the expected yield for the
         Project of 57,700 bbl/d of PSC(TM) and 800 bbl/d of butane, and assume that the Upgrader will have an on-stream factor of 96 percent.
         These numbers are cash costs only and do not reflect non-cash charges. See "Forward Looking Statements."
     (2) We have updated our assumption with respect to WTI from US$90/bbl to
         US$75/bbl and foreign exchange rates from CDN$1.00(equal sign)US$0.97 to CDN$1.00(equal sign)US$0.85. Electricity sales price is $106 per megawatt hour. Revenue includes sale of PSC(TM), bitumen, butane and electricity.
     (3) Royalties are calculated based on a light/heavy differential of 30%
         of WTI. We anticipate payout for royalty purposes to occur in 2020 based on the assumptions noted. Royalties are lower than previously assumed due to lower attributed bitumen value and associated royalty rate and increased operating costs.
     (4) Costs are in 2009 dollars.
     (5) Natural gas costs are based on our long term estimate for a SOR of
         3.0. Natural gas costs have decreased from US$12.86 NYMEX to US$7.50.
         The reduction in natural gas prices are offset by the above noted
         revision to foreign exchange rates.
     (6) Includes approximately $1.00/bbl for greenhouse gas mitigation costs based on an average approximate 20 percent reduction of CO(2)
         emissions at a cost of $20 per tonne of CO(2). The increase from the previous cost is due to higher chemicals pricing in SAGD operations.
     (7) Increase related to inflation and higher than previously assumed maintenance costs and greater usage of downhole equipment for SAGD operations.
     (8) Increase related to escalation of municipal property tax mill rates and escalation of insurance premiums. Property taxes are based on expected mill rates for 2009.
     >>

     Effective October 27, 2008 we have updated our expectations for sustaining capital. Sustaining capital costs are estimated to have increased to approximately $8 to $9 per barrel of PSC(TM), assuming full design rate production adjusted for long-term on-stream expectations. The increase is as a result of higher drilling costs, reduced spacing between replacement well pairs resulting in more sustaining well pairs and higher facility maintenance costs.

     CONFERENCE CALL

     We will hold a conference call at 6:30 a.m. MT (8:30 a.m. ET) on
Wednesday, October 29, 2008 to review our third quarter results and progress on the Long Lake Project. Sid Dykstra, President and Chief Executive Officer,
and David Halford, Chief Financial Officer, will host the call. To participate in the conference call, dial:

     <<
         (800) 595-8550 (North American Toll-Free)
         (416) 644-3426 (Alternate)
     >>

     Please reference the OPTI Canada conference call with Sid Dykstra when speaking with the conference call operator.
     A replay of the call will be available until November 4, 2008, inclusive.
To access the replay, call (416) 640-1917 or (877)289-8525 and enter passcode
21284905, followed by the pound sign.
     This call will also be webcast, and can be accessed on OPTI Canada's website under "Presentations and Webcasts" in the "For Investors" section or at: http://phx.corporate-ir.net/playerlink.zhtml?c(equal sign)178509&s(equal sign)wm&e(equal sign)1988895. The webcast will be available for 30 days.

     ABOUT OPTI

     OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing the fourth and next major integrated oil sands project in Canada, the Long Lake Project, in a 50/50 joint venture with Nexen Inc. The first phase of the Project consists of 72,000 barrels per day of SAGD (steam assisted gravity drainage) oil production integrated with an OPTI-operated upgrading facility, using OPTI's proprietary OrCrude(TM) process and commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. The Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude with low sulphur content, making it a highly desirable refinery feedstock. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

     FORWARD-LOOKING STATEMENTS

     Certain statements contained herein are forward-looking statements, including statements relating to: OPTI's operations; anticipated financial performance; business prospects, expansion plans and strategies; OPTI's plans and expectations concerning the use and performance of the OrCrude(TM) process and other related technologies; the cost, development and operation of the
Long Lake Project and OPTI's relationship with Nexen Inc. Forward-looking information typically contains statements with words such as "anticipate,"
"estimate," "expect," "potential," "could" or similar words suggesting future outcomes. Readers are cautioned not to place undue reliance on forward-looking information because it is possible that expectations, predictions, forecasts, projections and other forms of forward-looking information will not be achieved by OPTI. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties. A change in any one of these factors could cause actual events or results to differ materially from those projected in the forward-looking information. Although OPTI believes that the expectations reflected in such forward-looking statements are reasonable, OPTI can give no assurance that such expectations will prove to be correct.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by OPTI and described in the forward-looking statements or information. The forward-looking statements are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified herein, we have made assumptions regarding, among other things: market costs and other variables affecting operating costs of the Project; the ability of the Long
Lake joint venture partners to obtain equipment, services and supplies, including labour, in a timely and cost-effective manner; the availability and costs of financing; oil prices and market price for the PSC(TM) output of the
OrCrude(TM) Upgrader; foreign currency exchange rates and hedging risks;
government regulations and royalty regimes; the degree of risk that governmental approvals may be delayed or withheld; other risks and uncertainties described elsewhere in this document or in OPTI's other filings with Canadian securities authorities.
     Readers should be aware that the list of factors, risks and uncertainties set forth above are not exhaustive. Readers should refer to OPTI's current
Annual Information Form, which is available at www.sedar.com, for a detailed discussion of these factors, risks and uncertainties. The forward-looking statements or information contained in this news release are made as of the date hereof and OPTI undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable laws or regulatory policies.

     %CIK: 0001177446

     /For further information: Alison Trollope, Investor Relations Manager,
(403) 218-4705; OPTI Canada Inc., Suite 2100, 555 - 4th Ave. S.W., Calgary,
Alberta, Canada, T2P 3E7/
     (OPC.)

CO:  OPTI Canada Inc.

CNW 23:43e 28-OCT-08